UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
__________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13) (*)

Campbell Soup Company
(Name of Issuer)

Capital Stock, par value $.0375
(Title of class of securities)

134 429 109
(CUSIP number)

Leonard B. Boehner, Esq. Morris & McVeigh LLP 767 Third Avenue New York, NY 10017 (212) 418-0540	George Spera, Esq. Shearman & Sterling 599 Lexington Avenue New York, NY 10022 (212) 848-4000

(Name, address and telephone number of person
authorized to receive notices and communications)

February 1, 2011
(Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13(d)-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of  9)
__________________

CUSIP No. 134 429 109	Schedule 13 D	page 2 of 9

(*)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 134 429 109	Schedule 13 D	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hope H. van Beuren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,460
	8	SHARED VOTING POWER 2,324,203
	9	SOLE DISPOSITIVE POWER 3,460
	10	SHARED DISPOSITIVE POWER 2,324,203
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,327,663
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 134 429 109	Schedule 13 D	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John A. van Beuren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,186,329
	9	SOLE DISPOSITIVE POWER 127,361
	10	SHARED DISPOSITIVE POWER 1,087,479
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,186,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 134 429 109	Schedule 13 D	Page 5 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Archbold D. van Beuren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,186,329
	9	SOLE DISPOSITIVE POWER 887,818
	10	SHARED DISPOSITIVE POWER 180,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,186,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 134 429 109	Schedule 13 D	Page 6 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David C. Patterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,478
	8	SHARED VOTING POWER 22,186,329
	9	SOLE DISPOSITIVE POWER 15,478
	10	SHARED DISPOSITIVE POWER 13,622,616
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,186,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 134 429 109	Schedule 13 D	page 7 of 9

This statement is the thirteenth amendment to the statement on Schedule 13D filed by Hope H. van Beuren, John A. van Beuren and David C. Patterson, and to which Archbold D. van Beuren is added as a reporting person. This statement is the sixteenth amendment to the statement on Schedule 13D of Hope H. van Beuren. Hope H. van Beuren, John A. van Beuren, Archbold D. van Beuren and David C. Patterson are sometimes collectively referred to as the “Reporting Persons”.  This statement relates to Shares of Capital Stock, par value $.0375 per share (the “Shares”) of Campbell Soup Company (the “Company”).

John A. van Beuren, Archbold D. van Beuren and David C. Patterson are Trustees (the “Trustees”) of the Major Stockholders’ Voting Trust (the “Voting Trust”) under a Voting Trust Agreement dated as of June 2, 1990 (“Trust Agreement”) which was formed by certain descendants (and spouses, fiduciaries and a related foundation) of the late Dr. John T. Dorrance, Sr.

This Amendment is filed to report that the number of Shares held by the Reporting Persons has been reduced by more than 1% of the outstanding Shares, through withdrawals from the Voting Trust or sales, since the last amendment to this statement on Schedule 13D was filed in February 2009. Since the last amendment to this statement on Schedule 13D was filed, and as previously disclosed in the Company’s proxy statement for the annual meeting of its stockholders held on November 18, 2010, Archbold D. van Beuren has been added as a trustee of the Voting Trust.  The Voting Trust now holds a total of 22,186,329 Shares. See Item 5 below.

Information with respect to each of the Reporting Persons is given solely by the respective filing person, and no Reporting Person has any responsibility for the accuracy and completeness of information supplied by any other Reporting Person.

Item 5 is amended to read in full as set forth below.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

The Trustees of the Voting Trust have shared voting power over a total of 22,186,329 Shares held under the Trust Agreement, which represents 6.7% of the outstanding Shares of the Company’s Capital Stock. The Reporting Persons and related persons also have an interest in 2,823,846 additional Shares held outside the Voting Trust which, when added together with the Shares held in the Trust, represent 7.5% of the outstanding shares. John A. van Beuren has sole dispositive power over 127,361 Shares, and his wife, Hope H. van Beuren, has sole dispositive power over 3,460 Shares.  John A. van Beuren also has shared dispositive power over 1,087,479 Shares, and Hope H. van Beuren has shared dispositive power over 2,324,203 Shares.  Archbold D. van Beuren, the son of John A. van Beuren and Hope H. van Beuren, has sole dispositive power over 887,818 Shares and shared dispositive power over 180,000 Shares.  David C. Patterson has sole dispositive power over 15,478 Shares and shared dispositive power over 13,622,616 Shares as Chairman of Brandywine Trust Company, a corporate trustee, and President of Abanco Management Corporation.  Percentages set out above are based on 333,543,734 Shares outstanding, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2010.  Each Reporting Person disclaims

CUSIP No. 134 429 109	Schedule 13 D	page 8 of 9

beneficial ownership in Shares held by his or her spouse, children, grandchildren, fiduciaries and related partnerships, trusts and foundations.

The Voting Trust terminates on December 31, 2013 unless it is sooner terminated or extended.

The decision as to the voting of Shares held in the Voting Trust must be approved by at least two Trustees of the Voting Trust.  Under the Trust Agreement, participants in the Voting Trust have been divided into two groups, one group for Dorrance H. Hamilton and her descendants (the “Hamilton Group”) and one group for Hope H. van Beuren and her descendants (the “van Beuren Group”).  Each group may designate a Family Trustee, and both Groups acting together may designate a Non-Family trustee.  John A. van Beuren has been designated as the Family Trustee for the van Beuren Group, and the representative of the van Beuren Group and the representative of the Hamilton Group have jointly designated Archbold D. van Beuren as an additional van Beuren Family Trustee.  David C. Patterson has been designated as the Non-Family Trustee.  The Hamilton Group has not designated a Family Trustee.  At such time as there are Family Trustees representing both Groups, in the event of a disagreement between them, the shares of the minority may be withdrawn.  The Trustees may request the Company to pay dividends directly to the beneficial owner of the Shares under the Trust Agreement. The Trustees do not have power to dispose of shares held under the Voting Trust, except a Trustee has power to dispose of Shares contributed by him or her.  See Sections 5 and 9 of the Trust Agreement filed as Exhibit A to Amendment No. 1 to this Schedule 13D.

Item 7.                      MATERIAL TO BE FILED AS EXHIBITS

Exhibit Q	Power of Attorney executed by John A. van Beuren, Hope H. van Beuren, Archbold D. van Beuren and David C. Patterson dated February 9, 2011.

Exhibit R	Joint Filing Agreement dated February 9, 2011.

CUSIP No. 134 429 109	Schedule 13 D	page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2011

HOPE H. VAN BEUREN JOHN A. VAN BEUREN ARCHBOLD D. VAN BEUREN DAVID C. PATTERSON

/s/ John A. van Beuren
John A. van Beuren, individually and as attorney-in-fact for Hope H. van Beuren, Archbold D. van Beuren and David C. Patterson